

November 3, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

> **Re: Nanoflex Power Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-193878**

Dear Mr. Ledger:

We have reviewed your registration statement and we have the following comments.

Resale Prospectus

Selling Security Holders, page 10

1. We note your response to comment one in our letter dated September 29, 2014. We note that the disclosures to footnotes 76 and 79 are reversed. Please revise to disclose the correct information in these footnotes. We also note that the second reference to footnote 100 (Anthony Y.K. Kim, Profit Sharing Plan) on page 16 of the Distribution Prospectus should refer to footnote 101. Please revise.

Distribution Prospectus

General

2. We note your response to comment two in our letter dated September 29, 2014. Please revise the registration statement to name Nanoflex as an underwriter and in your response please tell us where such disclosure is located. We also note the "may be deemed as underwriters" language on page 64. Please revise to remove the "may be deemed as underwriters" language and name these affiliates as underwriters.

Legal Opinion, Exhibit 5.1

3. We note that the legal opinion refers to sixty selling shareholders. Please have counsel revise the opinion to remove the number of selling shareholders or include the correct number of selling shareholders.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
       Darren Ofsink, Esq.